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                                                                  Exhibit (a)(9)

                                                                      [TRW LOGO]

NEWS RELEASE                  TRW Inc.
                              1900 Richmond Road
                              Cleveland, OH 44124

For Immediate Release         Contact

                              Jay A. McCaffrey
                              216.291.7179

TRW REFILES PREMERGER NOTIFICATION

CLEVELAND, OH , December 9, 1997 - TRW Inc. (NYSE: TRW) today announced that it has withdrawn and refiled its premerger notification under the Hart-Scott-Rodino
(HSR) Antitrust Improvements Act with respect to its offer, commenced November 26, 1997, to purchase all of the outstanding shares of BDM International, Inc. (Nasdaq: BDMI) for $29.50 per share. The HSR Act filing was withdrawn and refiled at the request of representatives of the Department of Defense (DoD). This was to permit the DoD to review the effect of the acquisition on an approximately $25-million-in-annual-revenue BDM-DoD contract to provide systems oversight for programs involving TRW. The HSR Act waiting period is now scheduled to expire on December 23, 1997, one day prior to the offer's currently scheduled expiration date. The offer is conditioned on, among other things, the expiration or termination of the HSR Act waiting period.

TRW provides advanced technology products and services for the automotive and space and defense markets. Systems integration activities involve the development and application of systems engineering, systems integration, information systems, and software development products and services for domestic and international customers in government and commercial markets. TRW's total revenue in 1996 was approximately $10 billion. The company's news releases are available on the internet through TRW's Web site (http://www.trw.com).

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